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06007589

SECURI[illegible] [illegible]SION
Washington, D.C. 20549

Rec'd 3/30/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CCO Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Citizens Plaza
(No. and Street)

Providence (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Guilfoyle 401-282-7024
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Oath or Affirmation

I, Kathleen M. Guilfoyle, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investment Services Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen M. Guilfoyle
Signature
SENIOR VICE PRESIDENT/CFO
Title

Subscribed and sworn
to before me
this 16 day of March 2006

Denise C. Reynolds

Notary Public MY COMMISSION EXPIRES 10/14/09

This report contains (check all applicable boxes)

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
	(d)	Statement of Changes in Financial Condition.
x	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

We have audited the following consolidated financial statements of CCO Investment Services Corp., formerly Citizens Investment Services Corp., and subsidiaries (the "Company") (a wholly owned subsidiary of Citizens Financial Group, Inc.) as of and for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following unconsolidated supplemental schedules of the Company, as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

March 16, 2006

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,612,615
ESCROW ACCOUNT BALANCES—Restricted	78,370
COMMISSIONS RECEIVABLE	1,900,643
DEFERRED TAX ASSET	467,385
DUE FROM AFFILIATES	2,758,492
FURNITURE AND EQUIPMENT (Cost of $5,547,212—net of $3,589,526 of accumulated depreciation)	1,957,686
OTHER ASSETS	286,749
TOTAL	$17,061,940

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 757,185
Taxes payable	465,689
Payable to insurance carriers	1,172,614
Accrued incentive compensation	2,373,778
Accrued expenses and other liabilities	4,309,311
Total liabilities	9,078,577
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 8,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	5,499,999
Retained earnings	2,483,363
Total stockholder's equity	7,983,363
TOTAL	$17,061,940

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commission income	$48,150,185
Insurance commission income	2,631,045
Trading gains and losses	1,020,869
Securities transaction fees	827,134
Other income	449,120
Total revenue	53,078,353
EXPENSES:	
Employee compensation and benefits	31,908,598
Regulatory settlements	4,500,000
Customer claims	2,827,683
Other outside service fees	4,022,728
Legal and audit	3,255,518
Clearing fees	2,381,913
Occupancy and equipment	1,320,312
Business travel	1,019,894
Depreciation and amortization	757,942
Licensing	724,451
Telephone	495,684
Other expenses	6,085,315
Total expenses	59,300,038
NET OPERATING LOSS	(6,221,685)
INTEREST INCOME	14,150
ALLOCATION OF NET LOSS TO AFFILIATE BANKS (Note 3)	6,253,078
INCOME BEFORE INCOME TAXES	45,543
INCOME TAXES (Note 7)	12,137
NET INCOME	$ 33,406

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2005	$ 1	$5,499,999	$2,449,957	$7,949,957
Net income			33,406	33,406
BALANCE—December 31, 2005	$ 1	$5,499,999	$2,483,363	$7,983,363

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 33,406
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	757,942
Changes in operating assets and liabilities:	
Decrease in trading account securities	1,178,557
Decrease in commissions receivable	1,971,201
Increase in deferred tax asset	(589,835)
Increase in due from affiliates	(2,247,175)
Decrease in other assets	127,134
Increase in due to affiliates	328,482
Increase in taxes payable	465,689
Increase in payable to insurance carriers	119,610
Increase in accrued incentive compensation	484,492
Increase in accrued expenses and other liabilities	3,605,599
Net cash provided by operating activities	6,235,102
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in escrow balance	(43,370)
Increase in furniture and equipment	(626,271)
Increase in assets from COSI purchase agreement	(836,123)
Net cash used in investing activities	(1,505,764)
INCREASE IN CASH AND CASH EQUIVALENTS	4,729,338
CASH AND CASH EQUIVALENTS—Beginning of year	4,883,277
CASH AND CASH EQUIVALENTS—End of year	$ 9,612,615
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax receipts	$ 9,497

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. and subsidiaries (the "Company"), formerly Citizens Investment Services Corp., a Rhode Island corporation incorporated on September 21, 1995, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Citizens Bank of Rhode Island (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of the Royal Bank of Scotland plc. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services. The Company's customer base is primarily concentrated in New England, Pennsylvania, and the Midwest. The Company owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations. The Company also owns 100% of Citizens Insurance Agency of New York, Inc. ("CIANY"). As of December 2005, CIANY was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of New York. CIANY records revenues and expenses related to the Company's New York insurance operations.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"). On February 12, 2005, the Company terminated its relationship as an introducing broker to Fiserv (Fiserv was acquired by NFSC in the first quarter of 2005) and commenced introducing brokerage transactions for clearance and execution services to ("NFSC") on a fully disclosed basis.

The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

In May 2005, the Company announced it would acquire certain assets of Charter One Securities, Inc. ("COSI"), a broker/dealer of Charter One Bank, an affiliate of CFG. The transaction closed on December 1, 2005, and expanded the Company's customer base into Illinois, Indiana, Michigan, New York, Ohio, and Vermont. The Company purchased assets totaling $836,123 as part of the transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of CCO Investment Services Corp. and subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Commission income represents net commissions received from sales of mutual fund shares. Insurance commission income represents net commissions received from sales of various insurance products. Commission income on mutual funds and annuities is recognized on a trade-date basis. Insurance commission income is recognized on an accrual basis.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash, money market investments, and interest-bearing deposits. Cash equivalents are securities with original maturities of less than three months.

Interest-Bearing Cash—Escrow deposits represent cash account balances that are required to be maintained at Fiserv and NFSC in connection with that organization's clearing services agreement.

Securities—Securities are carried at market value and are recorded on a trade-date basis. Market value is determined using quoted values. The change in unrealized appreciation or depreciation resulting from changes in the market value of securities is included in income. Realized gains (losses) are calculated on the average-cost basis. Interest income is recorded on an accrual basis. As of December 31, 2005, the Company held no securities.

3. TRANSACTIONS WITH RELATED PARTIES

The Company, from time to time, borrows money from its Parent for working capital purposes. The Company maintains demand deposit accounts with its Parent.

The Company has entered into Investment Services Agreements with its Parent and its affiliates, Citizens Bank of New Hampshire, Citizens Bank of Massachusetts, Citizens Bank of Connecticut, Citizens Bank of Pennsylvania, and Citizens Bank of Delaware, which are wholly owned subsidiaries of CFG. Commencing December 1, 2005, the Company entered into a similar Investment Services Agreements with Charter One Bank and its affiliates. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliates. In connection with these services, the Company also provides management, administration, and customer support services. The Company pays its Parent and affiliates a monthly fee equal to their monthly share of income or loss, net of direct and indirect expenses. Income includes, but is not limited to, commission income, income from the sale of securities, trading account gains, and interest income. Direct and indirect expenses include, but are not limited to, space usage, administration support, salaries, commissions, bonuses, and related employee benefits. This includes any and all operating expenses which may from time to time exceed the revenue.

All operating costs of the Company are paid by CFG and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis. Employees of the Company are covered under the postretirement benefit plans sponsored by CFG. For the year ended December 31, 2005, the net expense charged to the Company for retirement benefits was approximately $421,763, which has been included as a component of employee compensation and benefits expense.

4. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the assets, typically three to five years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with Statement of Position 98-1, and amortized using the straight-line method over the expected useful life (not to exceed seven years). The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use. In December 2005, the Company purchased fixed assets from Charter One Securities Inc. totaling $569,257.

	Cost
Furniture	$ 1,022,527
Equipment	2,548,672
Software	1,976,013
	5,547,212
Less accumulated depreciation and amortization	(3,589,526)
Furniture and equipment—net	$ 1,957,686

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2005, the Company had unconsolidated net capital of $1,119,821, which was in excess of the required net capital of $534,782 by $585,039. The Company's ratio of aggregate indebtedness to net capital was 7.16-to-1.

6. RULES 15C3-3 AND 17A-13

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 under the provisions of paragraph (a) thereof.

7. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal return filed by CFG. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2005, were as follows:

Current tax expense	$ 601,972
Deferred tax benefit	(589,835)
Total expense	$ 12,137

Effective income tax reconciliation:

Tax at statutory rate	$ 15,940
State tax	(22,806)
Other	19,003
Tax expense	$ 12,137

Deferred taxes arise due to differences in book and tax bases of investments and depreciation. At December 31, 2005, the deferred tax asset was $467,385. The Company's effective tax rate varies from the statutory federal income tax rate of 35% primarily due to state income taxes and disallowed meals/entertainment of ($22,806) and $19,003, respectively.

8. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The Company has estimated a range of possible losses and accruals have been made.

9. SUBSEQUENT EVENTS

On January 9, 2006, the Company received a capital infusion of $5 million from its Parent, Citizens Bank of Rhode Island.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005 — UNCONSOLIDATED

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 7,983,363
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Commissions receivable	1,258,688
Due from Affiliates	2,765,125
Furniture and equipment	1,957,686
Other assets	286,749
Deferred taxes	467,385
Total nonallowable assets	6,735,633
Net capital before haircuts on securities positions	1,247,730
HAIRCUTS ON SECURITIES:	
Money market	127,909
Total haircuts on securities positions	127,909
NET CAPITAL	$ 1,119,821

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT (Representing 6.67% of aggregate indebtedness)	$ 534,782
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 534,782
EXCESS NET CAPITAL	$ 585,039

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 8,021,734
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	716%

There were no material changes between the unaudited and audited net capital computations.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 AS OF DECEMBER 31, 2005

RECONCILIATION TO FOCUS REPORT

	Audited Consolidated Financial Statements	Reconciling Items *	Unaudited Focus Report Unconsolidated
ASSETS:			
Cash and cash equivalents**	$ 9,612,615	$(1,602,294)	$8,010,321
Commissions receivable***	1,900,643	538,817	2,439,460
Other assets	286,749		286,749
Due from affiliates	2,758,492	6,633	2,765,125
Furniture and equipment	1,957,686		1,957,686
Deferred taxes	467,385		467,385
Escrow accounts balance	78,370		78,370
LIABILITIES:			
Due to affiliates	$ 757,185	$ (757,185)	$ -
Taxes payable	465,689	(9,543)	456,146
Payable to insurance carriers	1,172,614	(290,115)	882,499

NO DIFFERENCE IN STOCKHOLDER'S EQUITY

* Amounts represent assets and liabilities of the MA and NY Insurance Agencies (see Note 1), which are not included in the Company's net capital computation.

** There was a reclass from commissions receivable of $744,000 to cash and cash equivalents. This reclass has no impact on the net capital calculation.

*** Of the 2,439,460 commissions receivable, $1,180,772 represents allowable and $1,258,688 non-allowable assets for net capital computation purposes.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

In planning and performing our audit of the consolidated financial statements of CCO Investment Services Corp. and subsidiaries (formerly Citizens Investment Services Corp.) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 16, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period:

> The Company's current accounting environment imposes practical limitations on the effectiveness of certain internal control procedures over financial reporting that depend on segregation of duties due to the limited number of experienced technical accounting resources and the historic frequent turnover in the Company's finance unit. The parent company's finance group (Citizens Financial Group, Inc.) and management of the Company are in the process of reevaluating policies and procedures and controls relating to general ledger reconciliations, document retention and financial reporting, as well as staffing requirements. Once this analysis is complete, management will propose a corrective action plan.

This condition was considered in determining the nature, timing, and extent of the audit tests to be applied in our examination of the 2005 financial statements and do not affect our report dated March 16, 2006, on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

March 16, 2006